China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

August 19, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	China Pharma Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011 and Amended March 17, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 10, 2011
File No. 001-34471

Dear Mr. Rosenberg:

China Pharma Holdings, Inc., a Delaware corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 25, 2011 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, as amended (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “Form 10-Q”).  We hereby file via EDGAR our response to the Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the Form 10-K.

Form 10-K/A for the fiscal year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Year Ended December 31, 2010

Bad Debt Expenses (Benefits), page 46

1.	With respect to your accounts receivable, please provide us proposed disclosure to be included in future periodic reports to disclose the following:

•	The normal credit or payment terms extended to your customers, and clarify whether, and if so, how that time frame changed during the periods presented; and
•	The amount of past due accounts receivable as of December 31, 2009 and 2010.

•	A roll forward of the allowance for doubtful accounts separately showing provisions,
•	write-offs and recoveries for each period presented.

Response:

In response to the Staff’s comment, we propose the following disclosure to be included in our future periodic reports:

           In general, our normal credit or payments terms extended to customers is 90 days. This has not changed in recent years. Our customers are pharmaceutical distributors who sell to mostly government-backed hospitals. Since hospital pharmacies in China typically take a very long time to pay for their pharmaceutical products, the age of our receivables from our customers tends to be long as well. Although these customers typically pay after the due date of the receivables, we have always been able to collect our receivables and have never had an uncollectible receivable from these customers.

The amount of accounts receivable that were past due (or the amount of accounts receivable that were more than 90 days old) was $41.7 million and $33.4 million as of December 31, 2010 and 2009, respectively. The following table illustrates our accounts receivable aging distribution in terms of percentage of total accounts receivable as of December 30, 2010 and 2009:

	December 31,
	2010	2009
1 - 90 days	36%	38%
90 - 180 days	23%	19%
180 - 365 days	16%	20%
365 - 720 days	25%	23%
	100%	100%

Although we have not had to write off any receivables thus far in our Company’s history, we do set aside an allowance for doubtful accounts. Our bad debt allowance estimate is currently the sum of 3.5% of accounts receivable that are less than 365 days old, 10% of accounts receivable that are between 365 days and 720 days old and 100% of accounts receivable that are greater than 720 days old (although there were no accounts receivable over 720 days old at December 31, 2010 or 2009).

To the extent that our current allowance for doubtful accounts is higher than that of the previous period, we recognize a bad debt expense for the difference during the current period, and when the current allowance is lower than that of the previous period, we recognize a bad debt benefit for the difference. As of December 31, 2010, our allowance for doubtful accounts was $3.32 million compared to $2.72 million as of December 31, 2009.  The increase in the allowance was mainly due to the higher total amount of accounts receivable and was recognized as bad debt expense during the year ended December 31, 2010. The changes in the allowance for doubtful accounts during the years ended December 31, 2010 and 2009 were as follows (there were no write-offs or recoveries):

	For the Years Ended
	December 31,
	2010	2009
Balance, Beginning of Year	$2,718,358	$4,474,175
Bad debt expense (benefit)	505,224	(1,816,785)
Foreign currency translation adjustment	93,435	60,968
Balance, End of Year	$3,317,017	$2,718,358

Liquidity and Capital Resources, page 48

2.
It appears that the majority of your operations are in China, and your parent company is located in the United States. It appears you have restrictions on your ability to obtain cash from your operations in China and to pay interest and principle [sic] on debt or dividends on your equity at the parent company level. Please provide us proposed disclosure to be included in future periodic reports that discusses, within Management’s Discussion and Analysis, the nature of the restrictions on your Chinese subsidiaries’ net assets, the amount of those net assets, and the potential impact on the company’s liquidity.

Response:

In response to the Staff’s comment, we propose the following disclosure to be included in our future periodic reports:

As we disclosed in our Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on March 17, 2011 (the “Form 10-K/A”), in terms of offshore dividends, loan or advances remittance, we are subject to restrictions on Helpson’s, our subsidiary’s, net assets in China due to statutory reserve requirement by PRC foreign investment entities’ laws and regulations, currency conversion procedural requirement and certain substance restrictions posed by the State Administration of Foreign Exchange in the PRC and withholding tax associated with “non-resident enterprises” under the PRC Enterprise Tax Law, all of which limits the parent company’s liquidity and ability obtain cash from our operations in China and to pay interest and principal on debt or dividends on our equity at the parent company level.  Please refer to the risk factors in the Form 10-K/A under the following headings:

“We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

“Because we receive substantially all of our revenue in Renminbi, which currently is not a freely convertible currency, and the PRC government controls the currency conversion and the fluctuation of the Renminbi, we are subject to changes in the PRC’s political and economic decisions.”

“Dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to taxes under PRC tax laws.”

At December 31, 2010 and 2009, the net assets of Helpson, our PRC subsidiary, were $110,804,607 and $83,982,912, respectively, which were after $8,343,615 and $6,043,615, respectively, of liabilities payable to China Pharma Holdings, Inc. and Onny Investment Limited, our parent company and its British Virgin Islands subsidiary. China Pharma Holdings, Inc. and Onny Investment Limited had no revenue or income during the years ended December 31, 2010 or 2009 and, at December 31, 2010 and 2009, had $26,857 and $445,310 of net current assets, respectively, which excludes their long-term derivative warrant liability and their receivables from and investment in Helpson.

For your reviewing convenience, we attach hereto the following three risk factors referenced above in their entirety:

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. We conduct all of our business through Helpson, our subsidiary established in China.  We rely on dividends paid by this subsidiary for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our stockholders, to service any debt we may incur and to pay our operating expenses.  The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated after-tax profits as determined in accordance with accounting standards and regulations in China.  Our PRC subsidiary is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. Allocations to these reserves and funds can only be used for specific purposes and are not transferrable to us in the form of loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Because we receive substantially all of our revenue in Renminbi, which currently is not a freely convertible currency, and the PRC government controls the currency conversion and the fluctuation of the Renminbi, we are subject to changes in the PRC’s political and economic decisions. We receive substantially all of our revenues in Renminbi, which currently is not a freely-convertible currency.  The PRC government may, at its discretion, restrict access in the future to foreign currencies for current account transactions.  Any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars.  Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items.

Dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to taxes under PRC tax laws. Under the new EIT law and its implementation rules, to the extent that we are considered a “resident enterprise” which is “domiciled” in China, PRC income tax at the rate of 10% is applicable to dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China.  Similarly, any gain realized on the transfer of our shares by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” which is domiciled in China for tax purposes.  Additionally, there is a possibility that the relevant PRC tax authorities may take the view that our purpose is that of a holding company, and the capital gain derived by our overseas stockholders would be deemed China-sourced income, in which case such capital gain may be subject to PRC withholding tax at the rate of up to 10%. If we are required under the new EIT law to withhold PRC income tax on our dividends payable to our foreign stockholders who are “non-resident enterprises”, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Cashflows [sic] for Twelve Months ended December 31, 2010 and 2009

Operating Activities, page 49

3.
We note that several financial statement line items fluctuated by material amounts at December 31, 2010. Please provide us proposed disclosure to be included in future period reports that elaborates on your explanation of material changes in financial statement line items, such as trade accounts receivable, advances to suppliers, and inventory by describing the underlying cause effecting each line item change. Quantify the amount of each cause if there is more than one for a line item.

Response:

In response to the Staff’s comment, we plan to expand our analysis of cash flows as follows:

Cash provided by operating activities for 2010 was $7.79 million compared to $10.67 million in 2009.

At December 31, 2010, our accounts receivable was $61.9 million, an increase of $10.7 million from $51.2 million at December 31, 2009. The rise in our accounts receivable was due to the fact that our 2010 sales increased by 20% and because of our very long receivable collection period (see our response to Comment 1 above). This rise in accounts receivable resulted in the net use of cash of $9.2 million in funding our receivables (including the effect of changing the foreign exchange rate we use to convert RMB into U.S. Dollars.)

Increases in advances to suppliers and in inventory used $8.89 million of cash during the year ended December 31, 2010 compared to $180,035 in the year ended December 31, 2009. Towards the end of 2010, our management noticed that the raw materials market for our products was getting tighter, and prices were poised to rise. For this reason we decided to buy more raw materials inventory, which increased both the advances to suppliers account as well as the inventory account. While the inventory figure contains both raw materials and finished goods, the rise in inventory during 2010 was completely due to a rise in raw material inventory.

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Consolidation and Basis of Presentation, page F-7

4.
You state on pages two and three that you own 100% of Omny [sic] Investment Limited, a British Virgin Island business and that Omny [sic] owns 100% of Helpson. Since Omny [sic] is a foreign enterprise, please help us understand, in light of the restrictions of ownership of businesses in China, how Omny [sic] owns 100% of Helpson. If consolidation is based on contractual arrangements, please provide proposed disclosure to be included in future periodic reports that discusses the contractual arrangements, and clarify for us why consolidation is appropriate pursuant to ASC 810-10-30.

Response:

We consolidate the financial statements of our subsidiaries on the fact that the parent company owns 100% of its subsidiary, Onny, which in turn owns 100% of Helpson, rather than consolidation due to any “contractual arrangement.” As a result, the discussion of ASC 810-10-30 will not be applicable to us.

In response to the Staff’s comment, we explain the ownership restrictions in China which are relevant to the Company and how the parent company obtained 100% ownership of Helpson as follows:

The Foreign Investment Industrial Catalogue (the “Catalogue”) jointly issued by the China’s Ministry of Commerce and the National Development and Reform Commission (as the latest version is the year 2007 version) classified various industries/businesses into three different categories: (i) encouraged for foreign investment; (ii) restricted to foreign investment; and (iii) prohibited from foreign investment. For any industry/business not covered by any of these three categories, they will be deemed industries/businesses permitted for foreign investment.  A typical foreign investment ownership restriction in the pharmaceutical industry is that a foreign investment enterprise (the “FIE”) shall not have the whole or majority of its equity interests owned by a foreign owner if the FIE establishes more than 30 branch stores and distributes a variety of brands in those franchise stores, which is not our case.  Helpson manufactures and markets generic and branded pharmaceutical products as well as biochemical products primarily to hospitals and private retailers located throughout the PRC.  We believe Helpson’s business is not subject to any ownership restrictions prescribed under the Catalogue.  Onny acquired 100% of the ownership in Helpson from Helpson’s three former shareholders on May 25, 2005 by entry into an Equity Transfer Agreement with such three parties on May 25, 2005.  The transaction was approved by the Commercial Bureau of Hainan Province on June 12, 2005 and Helpson received the Certificate of Approval for Establishing of Enterprises with Foreign Investment in the PRC on the same day and its business license evidencing its WFOE (Wholly Foreign Owned Enterprise) status on June 21, 2005.

Revenue Recognition, page F-8

5.
Please provide us proposed disclosure to be included in future periodic reports to clarify what is meant by the “sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.” In this respect, please clarify how you account for allowances for sales returns, rebates, or any other discounts.

Response:

We intend to remove the sentence stating that the “sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved” from future filings, as there are no significant contingencies related to our sales that would affect the selling price.  We do not offer discounts or rebates on our products.  Returns are infrequent and not material due to the nature of our products, but do occur infrequently as a result of damage to the product’s packaging during shipment.  In the rare case of damaged packaging, we replace the products. Accordingly, the sales meet the requirements for revenue recognition at the date the products are shipped.

Note 4 – Intangible Assets, page F-12

6.
You state that intangible assets are comprised of patents, trademarks, licenses, techniques and medical formulas. Please provide us proposed disclosure to be included in future periodic reports as required under ASC 350-30-50-2. Additionally, on page F-6, you indicate that you acquired intangible assets of $9.3 million, and $12.2 million in 2010 and 2009, respectively. Please include in your proposed disclosure the nature of the intangible assets acquired in the periods presented.

Response:

The Company intends to revise its description of the types of assets that are included within intangible assets and remove the references to trademarks, licenses and techniques.  The only assets that have been capitalized as intangible assets are patents and medical formulas.

With respect to the requirements of ASC 350-30-5-2, we propose the following revised disclosure:

Intangible assets consist of costs incurred in acquiring medical formulas and patents for medical formulas. Intangible assets were comprised of the following as of December 31, 2010 and 2009:

	December 31, 2010
	Gross Carrying	Accumulated
Amortized Intangible Assets	Amount	Amortization	Total
Medical formulas	$26,133,696	$2,342,081	$23,791,615
Patents	5,257,151	-	5,257,151
Total	$31,390,847	$2,342,081	$29,048,766

	December 31, 2009
	Gross Carrying	Accumulated
Amortized Intangible Assets	Amount	Amortization	Total
Medical formulas	$16,654,592	$1,359,048	$15,295,544
Patents	4,036,740	-	4,036,740
Total	$20,691,332	$1,359,048	$19,332,284

During 2010, the Company acquired medical formulas and patents for medical formulas for $8,691,868 and $1,056,128, respectively. During 2009 the Company acquired medical formulas and patents for medical formulas for $9,915,232and $4,019,951, respectively.  Medical formulas are amortized over their expected life of the related medicine once production and sales commence, which is typically 10 years. Products related to the patents for medical formulas have not yet been placed into production as they have not yet been approved by the SFDA. When approved, the patents will be amortized over the lesser of the expected life of the related product or the life of the patent, which currently is estimated will be over a ten-year period. Medical formulas and patents for medical formulas typically do not have a residual value at the end of their amortization period.

The Company recorded amortization expense of $913,633 and $809,684 during the years ended December 31, 2010 and 2009, respectively, relating to intangible assets. As of December 31, 2010, the Company’s intangible assets had a weighted-average remaining estimated useful life of approximately 9.5 years. The estimated aggregate annual amortization expense for each the next five years and thereafter as of December 31, 2010 are as follows:

Years Ening December 31:	Amount
2011	$913,633
2012	2,075,031
2013	2,075,031
2014	2,067,830
2015	2,060,279
Thereafter	19,856,962
Total	$29,048,766

7.	With respect to the medical formulas, we have the following comments:

•
Please clarify for us why recording the costs associated with medical formulas as an asset rather than as a charge to research and development expense was appropriate. Refer to paragraph ASC 730-10-25-2c.

•
You state medical formulas are amortized over the expected life of the related medicine. Please tell us what consideration was given to the legal, regulatory, or contractual provisions of the medical formulas in determining the useful life. Refer to ASC 350-30-35-3c.

•
You also state that you will amortize the medical formulas once production and sales of the medicine commences. ASC 350-30-35-2 states that the useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows. Please tell us how your policy of deferring the amortization of medical formulas complies with this guidance.

•	For any medical formulas for which products are not being sold, tell us the amount capitalized and why products are not being sold for the formula.

Response:

With regard to the first part of this comment, we will first describe in detail the nature of the activities conducted in purchasing a medical formula and obtaining the Chinese State Food and Drug Administration’s (SFDA) production authorization.  We will then present the accounting standards for recognizing costs as research and development expense or as the purchase of intangible assets. We will then state how the activities of the Company were evaluated and why they were determined to meet the accounting standards for capitalization as intangible assets.

Description of the Process of Obtaining Authorization to Manufacture and Sell Drugs

In order to expand the number of medicines manufactured and marketed by the Company, the Company has entered into purchase contracts with independent laboratories. The contracts are for the purchase of established medical formulas for which the related patents have expired (referred to herein as generic drugs or medicines) or for the purchase of patents for medical formulas. Prior to entering into a contract for a medical formula, the third-party laboratory typically has obtained the rights to a medical formula or has determined the formula from an expired patent description. Accordingly, the medical formula and its effectiveness do not require any research or development and at the date a contract is entered, there is a high probability that the drug will be sold at economically successful levels by the Company.

On behalf of the Company, the laboratory determines the proper way to manufacture and produce the generic drug using documentation in the expired patent documentation or from other producers of the generic drug. There is no requirement to research or develop a new process as the process is available and obtainable by purchase or otherwise. After documenting the proposed manufacturing process, it is filed with the SFDA. Upon review and approval by the SFDA, the laboratory conducts clinical trials of the generic drug and presents the results to the SFDA.

From extensive review of the SFDA’s process, it is clear that in order to obtain SFDA authorization to produce a generic drug the Company must show that the drug functions as intended. The process is primarily a registration to manufacture the drug and not a test of the drug itself. However, the SFDA uses clinical trials as their method to verify that the Company can produce the drug correctly, or that the Company’s proposed production process produces a drug that accomplishes its designed purpose. Accordingly, the contracts with the laboratories are primarily for certification of the manufacturing process and authorization by the SFDA to manufacture and sell the generic medicines.

To date, the Company has not entered into a contract with a laboratory prior to the determination of the medical formula for a medicine.

Accounting Standards

ASC 730-10-05 states:

At the time most research and development costs are incurred, the future benefits are at best uncertain. In other words, there is no indication that an economic resource has been created. Moreover, even if at some point in the progress of an individual research and development project the expectation of future benefits becomes sufficiently high to indicate that an economic resource has been created, the question remains whether that resource should be recognized as an asset for financial accounting purposes. Although future benefits from a particular research and development project may be foreseen, they generally cannot be measured with a reasonable degree of certainty. There is normally little, if any, direct relationship between the amount of current research and development expenditures and the amount of resultant future benefits to the entity. Research and development costs therefore fail to satisfy the suggested measurability test for accounting recognition as an asset.  Also, there is often a high degree of uncertainty about whether research and development expenditures will provide any future benefits. Thus, even an indirect cause and effect relationship can seldom be demonstrated. Because there is generally no direct or even indirect basis for relating costs to revenues, the principles of associating cause and effect and systematic and rational allocation cannot be applied to recognize research and development costs as expenses. That is, the notion of matching, when used to refer to the process of recognizing costs as expenses on any sort of cause and effect basis, cannot be applied to research and development costs. The general lack of discernible future benefits at the time the costs are incurred indicates that the immediate recognition principle of expense recognition should apply.

Application: At the dates the Company entered into the contracts for the medical formulas, the future benefits were highly likely and therefore the medical formulas were proven technology rather than research and development.

Under ASC 730-10-15-3 through 4, items required to be expensed as research and development relate to those activities aimed at developing or significantly improving a product or service (referred to as product) or a process or technique (referred to as process) whether the product or process is intended for sale or use. Research and development expense classification does not apply to routine or periodic alterations to existing products, production lines, manufacturing processes, and other ongoing operations even though those alterations may represent improvements.

Under ASC 730-10-20, research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (referred to as product) or a new process or technique (referred to as process) or in bringing about a significant improvement to an existing product or process. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants.

Application: The Company’s products were already developed and there were no improvements to the medical formulas or their production process after entering into the purchase contracts. Research and development expense classification does not apply to routine or periodic alterations to existing products, production lines or manufacturing processes. The products and manufacturing processes existed at the time the medical formulas were acquired.

           ASC 730-10-25-2c and 2d state that costs incurred shall be accounted for as follows: The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with Topic 350. The amortization of those intangible assets used in research and development activities is a research and development cost. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.  The costs of services performed by others in connection with the research and development activities of an entity, including research and development conducted by others in behalf of the entity, shall be included in research and development costs.

ASC 350-30-25 states in part: An intangible asset that is acquired either individually or with a group of other assets shall be recognized.  Costs of internally developing, maintaining, or restoring intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business or nonprofit activity and related to an entity as a whole, shall be recognized as an expense when incurred.

Application: The medical formulas purchased from the laboratories are not for use in research and development activities, but they have alternative future uses for production of the generic medicines. The costs of the medical formulas are appropriately accounted for in accordance with ASC Topic 350 as intangible assets. The medical formulas are specific and are not a cost inherent in the Company’s business.

ASC 730-10-55 identifies the following activities that typically would be considered research and development expenditures:

a.	Laboratory research aimed at discovery of new knowledge
b.	Searching for applications of new research findings or other knowledge
c.	Conceptual formulation and design of possible product or process alternatives
d.	Testing in search for or evaluation of product or process alternatives
e.	Modification of the formulation or design of a product or process
f.	Design, construction, and testing of preproduction prototypes and models
g.	Design of tools, jigs, molds, and dies involving new technology
h.	Design, construction, and operation of a pilot plant that is not of a scale economically feasible to the entity for commercial production
i.	Engineering activity required to advance the design of a product to the point that it meets specific functional and economic requirements and is ready for manufacture, and
j.	Tools used to facilitate research and development or components of a product or process that are undergoing research and development activities

That same guidance also identifies the following activities that typically would not be considered research and development expenditures:

a.	Engineering follow-through in an early phase of commercial production
b.	Quality control during commercial production including routine testing of products
c.	Trouble-shooting in connection with break-downs during commercial production
d.	Routine, ongoing efforts to refine, enrich, or otherwise improve upon the qualities of an existing product
e.	Adaptation of an existing capability to a particular requirement or customer's need as part of a continuing commercial activity
f.	Seasonal or other periodic design changes to existing products
g.	Routine design of tools, jigs, molds, and dies
h.	Activity, including design and construction engineering, related to the construction, relocation, rearrangement, or start-up of facilities or equipment other than the following:
1.	Pilot plants
2.	Facilities or equipment whose sole use is for a particular research and development project

i.	Legal work in connection with patent applications or litigation, and the sale or licensing of patents.

Application: The activities conducted in obtaining a production certificate for the Company’s medical formulas do not meet any of the activities that typically would be considered research and development expenditures.  However, the activities do relate to design and construction engineering, related to the construction of facilities or equipment that is not a pilot plant nor used solely for a particular research and development project, and is therefore not considered research and development expenditures. The activities of the Company described at the first of this response are more closely aligned with those typically not considered research and development.

Summary

The costs associated with the acquisition of each medical formula are either capitalized as an asset or charged to research and development expense (although there have not been any material research and development expenses recognized to date) based on the status of the medical formula at the date the related contract to purchase the formula is entered into with the laboratory. The costs of medical formulas capitalized meet the requirements for an intangible asset and are not research and development expenditures.

The Company’s management has confirmed that no product in the Company’s portfolio was in a developmental phase at December 31, 2010, but that all of the medical formulas were proven and established formulas and proven and established production techniques.

To clarify the status of medical formulas purchased, we propose to change Note 5 to the financial statements to read as follows, in part:

In order to expand the number of medicines manufactured and marketed by the Company, the Company has entered into purchase contracts with independent laboratories. The contracts are for the purchase of established medical formulas for which the related patents have expired (generic medicines) or for the purchase of patents for medical formulas. Prior to entering into contracts for medical formulas, the laboratories typically have obtained the rights to related medical formula and have determined the proper method to produce the generic medicine. The contracts with the laboratories primarily relate to obtaining certification of the manufacturing process and obtaining authorization by the State Food and Drug Administration (the “SFDA”) to sell the generic medicines.
Under the terms of each contract, the Company is required to make progress payments to the laboratory; however, the payments are fully refundable in the event that the laboratory fails to obtain SFDA certification of the generic medicine under the contract. Payments made prior to the completion of the related process are recorded as advances for purchases of intangible assets.  If the Company enters into a contract prior to the determination of the medical formula for a medicine, contract costs incurred to establish the medical formula are recognized as research and development expense.

With regard to the second part of this comment, the Company capitalizes the intangible assets it purchases. It then amortizes the intangible assets according to their estimated useful life once the asset has received SFDA authorization to be produced. This methodology was put in place to satisfy the requirement of Chinese accounting standards on the topic of intangibles (Section 17 in Chapter 6 of the 2006 Ministry of Finance Accounting Standards). The origin of our 10 year amortization came from the Chinese Ministry of Finance Regulation set in 2001.

In 2006, the Ministry of Finance updated this set of regulations, but the new rules were more lenient and do not specify the 10 year requirement, but only require amortization over a reasonable life of the product.

The medical formulas are generic medicines for which anyone can produce and sell them. There are no proprietary rights or length of protection from competition other than the requirements on others to also obtain SFDA approval. The Company therefore considered the legal, regulatory and contractual provision of the medical formulas when it determined the appropriate useful lives of its medical formulas. At each balance sheet date, management of the Company evaluates the remaining estimated useful lives of the medical formulas and the patents and management has concluded that intangible assets are being amortized over their remaining useful lives, which typically has remained at 10 years from the date placed into production. This estimated life has been based on the estimated periods that future cash flows will be received from each formula or patent.

With regard to the third part of this comment, the Company evaluates the period over which each medical formula is expected to contribute directly or indirectly to the future cash flows of the Company in determining the useful life. No cash flows from the sale of the products occur until SFDA approvals are given. Therefore the Company begins amortization of the intangible assets when production begins and amortizes the capitalized costs over the useful life (the period over which expected future cash flows will occur).

With regard to the fourth part of this comment, As of the end of Q2 2011, the Company has the following intangible assets capitalized but have not yet began amortizing because the SFDA registration process for the production approval for these products have not yet been obtained:

Digest system drug	$201,145
Nerve Cell Metabolism drug	580,226
Alzheimer's disease drug	232,090
High Blood Pressure drug	396,101
Antibiotic Combination Drug	3,758,317
Coronary Heart Disease Drug	5,997,096
New Medicine Delivery Technology	3,465,883
Hepatitus B Drug	2,320,904
Central Nervous System Disease Drug	2,320,904
Cerebral Vascular Drug	1,701,996
Pain Management Drug	3,094,538
$24,069,201

In every case shown in the table above, production has not begun because of waiting for SFDA approval. None of the medical formulas are considered failures and none of the formulas currently have expected future net cash flows less than their carrying value.

Note 5 – Advances for Purchases of Intangible Assets and Property and Equipment, page F-12

8.	Tell us how you considered ASC 730-20-25-11 in determining that capitalization of these payments was appropriate.

Response:

ASC 730-20-25-11, states, “If repayment to the entity of any loan or advance by the entity to the other parties depends solely on the results of the research and development having future economic benefit, the loan or advance shall be accounted for as costs incurred by the entity. The costs shall be charged to research and development expense unless the loan or advance to the other parties can be identified as relating to some other activity, for example, marketing or advertising, in which case the costs shall be accounted for according to their nature.”

We refer the Staff to our response to comment 7 above relating to why the expenditures are not research and development but are capital expenditures. The typical application of this accounting standard is where repayment of the advance to the investor is dependent solely on the success of a research and development activity. That situation does not exist with respect to the advances made to the laboratories by the Company. They were not dependent upon the medical formula having future economic benefit. As stated in Note 5 to the December 31, 2010 financial statements, “Under the terms of each contract, the Company is required to make progress payments to the laboratory; however, the payments are fully refundable in the event that the laboratory fails to obtain SFDA certification of the generic medicine under the contract. Payments made prior to the completion of the related process are recorded as advances for purchases of intangible assets.” Therefore repayment of advances to the Company is not dependent on the future economic benefits of the medical formulas. Rather, the advances are refundable if the Company were to determine that the laboratory has been unable to obtain SFDA certification. Application of ASC 730-20-25-11 to these advances is therefore not required.

Note 8 – Income Taxes, page F-13

9.
On page F-13, you indicate that the undistributed foreign earnings of Helpson amount to $84.6 million have been reinvested indefinitely. Please provide us proposed disclosure to be included in liquidity and capital resources section of MD&A of future periodic filings of the amount of cash held by your foreign subsidiaries considered to be reinvested indefinitely and its expected effect on your liquidity and capital resources. Further, please provide us proposed disclosure to be included in future periodic reports to state, if true, that the determination of the unrecognized deferred tax liability is not practicable, as opposed to not practical. Refer to ASC 740-30-50-2.c.

Response:

We intend to revise our liquidity and capital resources section of MD&A of future periodic filings as follows:

Our principal sources of liquidity are cash generated from operations and short-term bank loans.  As of December 31, 2010, our cash and cash equivalents outstanding was $3.69 million, which represents 2.8% of our total assets, an increase of approximately $60,000 from $3.63 million as of December 31, 2009.  Of the $3.69 million of cash and cash equivalents at December 31, 2010, a total of $3.60 million is considered to be reinvested indefinitely in Helpson and is not expected to be available for payment of dividends, for other payments to our parent company or to its shareholders. As of December 31, 2010, we had a principal balance of $3.78 million in short-term bank loans. The combination of cash flow generated from operating activities and cash flow from financing activities funded the new purchases of our intangible assets (drug formulas).

In addition, we have reviewed the language in ASC 740-30-50-2.c. The language for the tax liability will remove the word practical and be replaced with the word “practicable.”  It will read as follows:

Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits may be available to reduce a portion of the U.S. tax liability.

Note 9 – Derivative Warrant Liability, page F-15

10.
We do not believe that a Black Sholes valuation model appropriately captures the value of warrants that include anti-dilution pricing provisions. In this regard the Black-Scholes model is a single-path model that does not take into account the warrants’ anti-dilution price protection. Please use an appropriate valuation model such as a binomial or lattice model.

Response:

The Company has computed the value of the warrants using a lattice model, which includes anti-dilution pricing provisions, at May 27, 2008, December 31, 2008, December 31, 2009 and December 31, 2010. The results of those valuations were lower at each of these dates when compared to the values used by the Company to account for the derivative warrant liability in its financial statements. The difference was not material at any of those dates. We intend to disclose in future filings that the values used were not materially different than the values that would have been determined had a lattice model been used to value the derivative warrant liability.

Form 10-Q for the Period Ended March 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources

Operating Activities, page 19

11.
We note that several financial statement line items fluctuated by material amounts at March 31, 2011.Please provide us proposed disclosure to be included in future periodic reports that elaborates on your explanation of material changes in financial statement line items, such as trade accounts receivable, inventory and trade accounts payable. Describe the underlying cause effecting each line item change. Quantify the amount of each cause if there is more than one for a line item.

Response:

We intend to modify the information in MD&A in future period reports to include a discussion of material changes in financial statement line items similar to the following:

For the first half of fiscal 2011, $2.74 million of cash was used to fund increases in account receivables, compared to $3.40 million for this category in the comparable period a year ago. Accounts receivable, net of the allowance for doubtful accounts, increased by $4.20 million to $66.15 million at June 30, 2011 from $61.95 million at December 31, 2010. The receivables increased because our collection was not enough to offset account receivable increases as a result of new sales.

Cash usage on inventory for the six months period ended June 30, 2011 was $3.09 million as compared to $4.99 million in the comparable period for 2010. Inventory increased by $3.59 million to $23.98 million at June 30, 2011 from $20.39 million at December 31, 2010. Most of the inventory increase in the first half of 2011 was due to increased purchase of raw material inventory while the inventory increase in the first half of 2010 was due to a temporary rise in finished goods.

Accounts payable decreased by $2.17 million to $2.77 million at June 30, 2011 from $4.94 million at December 31, 2010.  For the period ending June 30, 2011, the decrease in our accounts payable was responsible for a cash usage of $2.2 million in the first half of 2011 while in the same period in 2010 an increase in accounts payable resulted in cash addition of $2.4 million.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Form 10-K and the Form 10-Q do not foreclose the Commission from taking any action with respect to the Form 10-K and/or the Form 10-Q, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zhilin Li
Zhilin Li
Chief Executive Officer